Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	(in thousands except ratio data)
	Six- Months Ended	Fiscal Year Ended
	June 28, 2014	December 28, 2013	December 29, 2012	December 31, 2011	December 25, 2010	December 26, 2009
Earnings(1):
Income before taxes	$6,343	$9,978	$11,681	$4,325	$6,476	$6,197
Fixed charges	1,254	872	764	885	881	879
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—
Total Earnings:	$7,597	$10,850	$12,445	$5,210	$7,357	$7,076

Fixed Charges (2):
Interest expensed and capitalized	$1,187	$734	$740	$859	$861	$859
Amortized premiums, discounts and capitalized expenses related to indebtedness	67	138	24	26	20	20
Interest portion of rental expense
Total fixed charges:	$1,254	$872	$764	$885	$881	$879
Ratio of earnings to fixed charges	6.06	12.44	16.29	5.89	8.35	8.05

(1)”Earnings” is calculated by adding (a) pre-tax income from continuing operations; (b) fixed charges (excluding capitalized interest); and (c) amortization of capitalized interest.

(2) “Fixed Charges” means the sum of the following: (a) interest expensed and capitalized (excluding interest expense related to uncertain tax positions), (b) amortized premiums, discounts and capitalized expenses related to indebtedness, and (c) an estimate of the interest within rental expense.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to fixed charges and preferred stock dividends are identical to the ratios presented in the table above.